Main Street Capital Corporation

1300 Post Oak Boulevard, Suite 800

Houston, TX 77056

(713) 350-6000

June 17, 2010

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn: James E. O’Connor, Esq.

Re:	Main Street Capital Corporation
Post-Effective Amendment No. 5 to Registration Statement on Form N-2 (File No. 333-155806)

Dear Mr. O’Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Main Street Capital Corporation hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on June 17, 2010, at 3:00 p.m., or as soon thereafter as practicable.

In connection with the submission of the Company’s request for accelerated effectiveness of the above-captioned registration statement, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the registration statement;

•                  should the Securities and Exchange Commission (the “SEC”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the SEC from taking any action with respect to the registration statement;

•                  the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•                  the Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please feel free to contact me at (713) 350-6043.

Main Street Capital Corporation

By:	/s/ Jason B. Beauvais
Jason B. Beauvais
Vice President, General Counsel and Secretary